FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of December 2014

Gilat Satellite Networks Ltd.
(Translation of Registrant’s Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒   Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): *

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): *

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                      No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   N/A

Attached hereto are the resolutions adopted at Registrant’s Special General Meeting of Shareholders held on December 30, 2014.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd.
(Registrant)

Dated December 30, 2014	By: /s/ Yael Shofar
Yael Shofar
Associate General Counsel

Resolutions Adopted at Gilat’s Special General Meeting of Shareholders

At the Special General Meeting of Shareholders of  Gilat Satellite Networks Ltd. (the “Company”) held at the Company’s offices at 21 Yegia Kapayim St., Petach Tikva, Israel, on Tuesday, December 30, 2014 , all proposed resolutions were adopted, as follows:

1.	Mr. Amir Ofek was elected as a member of the Board of Directors until the Company’s next annual general meeting of shareholders and until his successor has been duly elected and qualified;

2.	The grant of options to Mr. Amir Ofek upon commencement of his term of service was approved;

3.	Ms. Dafna Cohen was elected as an external director effective as of December 31, 2014 for a three-year term; and

4.	The grant of options to Ms. Dafna Cohen upon commencement of her term of service was approved.